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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 333-64122

(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended:  September 30, 2003
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Verdisys, Inc.
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Full Name of Registrant

Reconstruction Data Group, Inc.
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Former Name if Applicable

25025 I-45 North, Suite 525
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Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77380
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


       | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
       | (b) The subject annual report, semi-annual report, transition report on
[X] | Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion | thereof will be filed on or before the fifteenth calendar day following | the prescribed due date; or the subject quarterly report or transition | report on Form 10-Q or 10-QSB, or portion thereof will be filed on or
       | before the fifth calendar day following the prescribed due date; and
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       | (c) The accountant's statement or other exhibit required by Rule
       | 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

         Verdisys, Inc. (the "Company") is consolidating several executive offices into one strategically located executive office. Accordingly, certain files and records instrumental in creating the Form 10-QSB are temporarily unavailable. Furthermore, a business description pursuant to Item 101 of Regulation S-B will be included in the Form 10-QSB given that this information reflecting the Company after its merger with Reconstruction Data Group, Inc. has not been previously provided. Additionally, the Company retains few employees. Consequently, the Company does not have the resources to complete the creation of the Form 10-QSB for the quarter ending September 30, 2003 by November 14, the due date of such report.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Dan Williams              (281)                  364-6999
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         (Name)                    (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                 Verdisys, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003          By /s/ Andrew Wilson
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                                    Andrew Wilson, Principal Accounting Officer


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